Exhibit 12.1

               COMPUTATION OF RATIO OF EARNINGS
                 TO FIXED CHARGES AND EARNINGS
                   TO COMBINED FIXED CHARGES
                 AND PREFERRED STOCK DIVIDENDS
                      (dollars in millions)


                                           Three Months Ended
                                                 June 30
                                             ---------------
                                              1998     1997
                                             ------   ------

Net Income                                   $ 42.1   $ 37.6
Income Tax Expense and Tax Benefit of
  Dividends on Preferred Securities of
  Subsidiary Grantor Trust of $1.0 for
  the three months ended June 30               27.4     23.0
Fixed Charges (1)                              36.1     30.0
                                              -----    -----
Earnings Available for Fixed Charges         $105.6   $ 90.6
                                              =====    =====

Fixed Charges (1)                            $ 36.1   $ 30.0
Preferred Stock Dividends                         -        -
                                              -----    -----
Combined Fixed Charges and Preferred

  Stock Dividends                            $ 36.1   $ 30.0
                                              =====    =====

Ratio of Earnings to Fixed Charges             2.93x    3.02x
                                              =====    =====
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends        2.93x    3.02x
                                              =====    =====



(1) Fixed charges consist of interest expense incurred, the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor and dividends on preferred securities of a subsidiary grantor trust.